JULY 24, 2003                             [Graphic omitted]

                  GRUPO CASA SABA REPORTS 2003'S SECOND QUARTER
                         FINANCIAL AND OPERATING RESULTS

 HIGHLIGHTS:

(Figures in millions of pesos as of June 2003. Comparisons are to the same period of 2002.)

         o  Sales decreased 0.54%

         o  Gross margin was 9.46%

         o  Expenses decreased 3.03%

         o  Operating profit contracted 14.30% to Ps. $132.39 million

         o  Operating margin was 2.96%

         o  EBITDA decreased 14.03% to Ps. $154.74 million

         o Net profit decreased 34.49%, ending the quarter at Ps. $74.34 million

         o  Cost-bearing liabilities decreased 29.28% to Ps. $453.5 million

         o The dividend declared at the Shareholders' General Meeting will be paid on August 13, 2003





CONTACTS:

GRUPO CASA SABA                         IR Communications:
Jorge Sanchez, IRO                      Ernestina Nevarez S.
+52 (55) 5284-6672                      +52 (55) 5644-1247
jsanchez@casasaba.com                   enevarez@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

                               [Graphic omitted]

                                                 [Graphic omitted]

Mexico City, July 24, 2003, Grupo Casa Saba, one of the leading distributors in Mexico of pharmaceutical, beauty, personal care and consumer goods, general merchandise and publications, today announces its financial and operating results for the second quarter of 2003.

During the second quarter of 2003, the markets in which we concentrated the majority of our business experienced lower demand and higher levels of competition, influenced by slow economic growth in Mexico. In fact, during the second quarter, the total private pharmaceutical market in Mexico, according to Interdata, registered an approximately 0% growth in number of units sold.

On the other hand, Grupo Casa Saba changed its client mix, substantially reduced sales to government-owned PEMEX, increased its participation in the IMSS and sold more to special clients. This special client channel requires particular commercial strategies as it is a highly competitive segment. In addition, our Publications Division and General Merchandise and Others Division, continued with sales lower than those achieved in the second quarter of 2002. This was due both to the elimination of product lines and/or publishers that were not reaching our medium-term strategic objectives, as well as to the sluggish economic environment. Together these events caused Grupo Casa Saba's sales to drop 0.54% with respect to the second quarter of 2002. The following discussion describes sales performance by division.

SALES BY DIVISION:

PRIVATE PHARMA

The Group's main division saw higher sales of 1.49% in the second quarter of 2003, due to marketing campaigns during the period and approximately zero growth in the number of units sold in the private pharma market. There has been an increase in the levels of competition in this market, which is a result both of natural sophistication as well as a higher and different participation with special clients, due to the weak development of the pharmaceutical market and the economy as well as of our lower sales in our other divisions.

GOVERNMENT PHARMA

Government pharma experienced a 37.94% decrease in sales in the quarter. This decline reflected lower sales to PEMEX, which was a result of our lower participation in the governmental institution bidding contracts.

The recent changes made by PEMEX in its contracts made it unviable for us to participate as we had before, due to their non-adjustable price structure and the changes made from region to units. The modified contracts resulted in what we thought would be very marginal profits. Nevertheless, a portion of the lower sales to PEMEX was offset with the allocation of new medical supply contracts with the IMSS. We see our greater participation with this important institution as being very positive, and we expect to increase our presence in the near future.

HEALTH, BEAUTY AND CONSUMER GOODS

In the second quarter of 2003, the Division's sales, promotion and negotiation efforts resulted in growth of 11.05% over the second quarter of 2002. This improvement was in spite of a less attractive economic growth, which is the environment in which this Division sustains significant gains.

PUBLICATIONS

Continuing the trend of the first quarter, Citem, our publication distribution division, experienced a 23.21% decrease in sales. This decline was caused by the decrease in publishers and by publications that did not meet the profitability parameters we have established for the business or our vision of long-term growth and development for Citem. As of this month, the restructuring plan has begun to show encouraging results. If this trend continues, we should register results that meet our profitability and sales growth objectives in the second half of the year.

GENERAL MERCHANDISE AND OTHERS

Due to its strategy of rebalancing product lines, this Division, which distributes general merchandise and other products, registered a 26.19% decrease in the quarter. The weak economic environment equally affected this Division's performance as its products are particularly sensitive to difficult market conditions.

                               [Graphic omitted]

                               QUARTERLY RESULTS

------------------------------------------------------------------------------

GROSS PROFIT

The Group's gross profit in the second quarter of 2003 was Ps. $422.38 million, a drop of 6.84%. This decline is the result of the combination of the following:

      a) An economic environment of low growth which increased competition and subsequently encouraged development of promotional strategies;

      b) Changes in the client mix, with special accounts playing a more important role than they did in the second quarter of 2002 and that due its operating conditions, require more promotions and support tactics;

      c) Reduced sales levels at our Publications and our General Merchandise and Other Divisions, which maintain distinct gross margins from the Pharma and Health, Beauty and Consumer Goods Divisions.

We are implementing a series of measures that will allow us to balance our promotion and sales efforts in light of the current environment, without reducing our profitability levels. One example of this is the start up of an aggressive program that focuses on traditional clients. We are seeking to deepen our presence in this segment, which is more profitable.

OPERATING EXPENSES

Operating expenses were Ps $289.99 million, a 3.03% drop over the second quarter of 2002. The decrease in operating expenses is a reflection of the continuous implementation of measures intended to increase the Group's savings and efficiency.

OPERATING PROFIT

Operating profit in the second quarter of 2003 was Ps. $132.39 million, a decrease of 14.23% over the same period of 2002. The operating margin was 2.96%. Despite our efforts to operate with lower expenses, the reduction achieved was not enough to offset the decline in gross profit. However, we would like to point out that we are taking appropriate measures to improve our levels of operating profit.

EBITDA

Due to the aforementioned, operating profit plus depreciation and amortization in the second quarter of 2003 decreased 14.03% over the same period of 2002, for a total of Ps. $154.74 million.

CASH AND COST-BEARING LIABILITIES

Total cost-bearing liabilities in the quarter were Ps. $453.50 million, a reduction of 29.28% over the second quarter of 2002. The Group increased its level of cash by 30.23% over the second quarter of 2002.

COMPREHENSIVE COST OF FINANCING

The comprehensive cost of financing in the quarter was Ps. $17.89 million, an increase of 158.10% with respect to the same period in 2002. This result is due basically to an exchange rate loss of Ps. $1.88 million, and a loss in monetary position of Ps. $0.68 million, which are equal to that reported in the second quarter of 2002. Because of Grupo Casa Saba's current financial structure, the amount of interest paid decreased 22.74% over the second quarter of 2002.

OTHER EXPENSES / INCOME

The "other expenses / (income)" line registered an income of Ps. $6.68 million, due both to services performed for third parties and to the sale of assets by the Group. In comparison to the second quarter of 2002, other expenses/income decreased by 54.62%.

TAX PROVISION

The tax provision registered in this quarter amounted to Ps. $46.84 million, 3.75% less than in the second quarter of 2002. The effective tax rate in the period was 38.66%.

NET PROFIT

Due to the lower operating profit, the higher comprehensive cost of financing, the lower income from other operations and the higher effective tax rate, net profit declined 34.49% in the quarter with respect to the second quarter of 2002, totaling Ps. $74.34 million.

WORKING CAPITAL

Days for accounts receivable and inventory days increased by 3.1 and 2.1 days, respectively. Supplier days also increased with respect to the second quarter of 2002, by 2.6 days. These figures are the result both of the changes observed in our client mix, and the adjustments that we are making at the commercial level.

     The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADR's are listed on the New York Stock Exchange, both under the ticker symbol "SAB". One ADR is equal to 10 ordinary shares.

        GRUPO CASA SABA IS ONE OF THE LEADING DISTRIBUTORS IN MEXICO OF PHARMACEUTICAL, BEAUTY, PERSONAL CARE AND CONSUMER PRODUCTS, GENERAL
    MERCHANDISE AND PUBLICATIONS. WITH 110 YEARS OF EXPERIENCE, THE COMPANY DISTRIBUTES TO THE MAJORITY OF THE PHARMACIES, CHAINS, SELF-SERVICE AND
      CONVENIENCE STORES, AS WELL AS OTHER SPECIALIZED NATIONAL CHANNELS.


   AS A PRECAUTIONARY NOTE TO INVESTORS, EXCEPT FOR THE HISTORIC INFORMATION
    CONTAINED HEREIN, CERTAIN THEMES DISCUSSED IN THIS DOCUMENT CONSTITUTE
     FORWARD-LOOKING STATEMENTS. SAID THEMES HAVE RISKS AND UNCERTAINTIES,
        INCLUDING THE ECONOMIC CONDITIONS IN MEXICO AND OTHER COUNTRIES
           IN WHICH CASA SABA OPERATES, AS WELL AS VARIATIONS IN THE
           VALUE OF THE MEXICAN PESO AS COMPARED WITH THE US DOLLAR.

                                                                 GRUPO CASA SABA S.A. DE C.V.
                                                         Figures in thousands of pesos as of June 2003
                                    April-June                    April-June                 variation
                                       2002        % of sales        2003        % of sales       $           %
Net Sales                               4,491,252        100.00%      4,466,899        100.00%    24,353       -0.54%
Cost of Sales                           4,037,868         89.91%      4,044,523         90.54%    -6,655        0.16%
                                   ----------------------------------------------------------------------------------
Gross profit                              453,384         10.09%        422,376          9.46%    31,008       -6.84%
Operating Expenses                        299,039          6.66%        289,989          6.49%     9,050       -3.03%
                                   ---------------                   -----------
Operating Income                          154,345          3.44%        132,387          2.96%    21,958      -14.23%
Comprehensive Financing Cost
Interest Paid                              20,136          0.45%         15,558          0.35%     4,578      -22.74%
Interest (Earned)                            -114          0.00%           -221          0.00%       107       93.86%
Exchange Loss (Gain)                       -2,560         -0.06%          1,879          0.04%    -4,439         n.a.
Monetary Position                         -10,530         -0.23%            676          0.02%    -6,655         n.a.
                                   ----------------------------------------------------------------------------------
Comprehensive Financing Cost                6,932          0.15%         17,892          0.40%   -10,960      158.11%

Other Expenses (Income), Net              -14,729         -0.33%         -6,684         -0.15%    -8,045      -54.62%

Net Income Before Taxes                   162,142          3.61%        121,179          2.71%    40,963      -25.26%

Provisions:
Income Tax                                -11,386         -0.25%         -8,083         -0.18%    -3,303      -29.01%
Asset Tax                                    -342         -0.01%          1,284          0.03%    -1,626         n.a.
Deferred Income Tax                        60,396          1.34%         53,643          1.20%     6,753      -11.18%
Profit sharing due
profit sharing deferred
                                   ----------------------------------------------------------------------------------
Total taxes                                48,668          1.08%         46,844          1.05%     1,824       -3.75%
Net Income Before Extraordinary Items
Extraordinary Items (Income)
                                   ----------------------------------------------------------------------------------
Net Income                                113,474          2.53%         74,335          1.66%    39,139      -34.49%
Depreciation and Amortization              25,635           .57%         22,349           .50%    -3,286      -12.82%
EBITDA                                    179,980          4.01%        154,737          3.46%    25,243      -14.03%



                                            GRUPO CASA SABA S.A. DE C.V.
                                    Figures in thousands of pesos as of June 2003
                                          January-June                January-June             variation
                                              2002       % of sales       2003       % of sales     $        %
Net Sales                                      9,093,649     100.00%       9,299,235     100.00%  205,586     2.26%
Cost of Sales                                  8,164,459      89.78%       8,400,479      90.34%  236,020     2.89%
                                          --------------------------------------------------------------------------
Gross profit                                     929,190      10.22%         898,756       9.66%  -30,434    -3.28%
Operating Expenses
Sell Expenses
Operating Income                                 338,151       3.72%         330,143       3.55%   -8,008    -2.37%
                                          --------------------------------------------------------------------------
Comprehensive Financing Cost
Interest Paid                                     40,220       0.44%          38,176       0.41%   -2,044    -5.08%
Interest (Earned)                                   -168       0.00%          -1,034      -0.01%     -866   515.48%
Exchange Loss (Gain)                              -1,325      -0.01%           1,560       0.02%    2,885      n.a.
Monetary Position                                -33,068      -0.36%         -13,133      -0.14%  236,020   -60.28%
                                          --------------------------------------------------------------------------
Comprehensive Financing Cost                       5,659       0.06%          25,569       0.27%   19,910   351.83%

Other Expenses (Income), Net                     -25,494      -0.28%         -17,926      -0.19%    7,568   -29.69%

Net Income Before Taxes                          357,986       3.94%         322,500       3.47%  -35,486    -9.91%

Provisions:
Income Tax                                       122,580       1.35%         134,407       1.45%   11,827     9.65%
Asset Tax                                            265       0.00%           1,555       0.02%    1,290   486.79%
Deferred Income Tax                              -50,762      -0.56%         -35,540      -0.38%   15,222   -29.99%
Profit sharing due
profit sharing deferred
                                          --------------------------------------------------------------------------
Total taxes                                       72,083       0.79%         100,422       1.08%   28,339    39.31%

                                          --------------------------------------------------------------------------
Net Income Before Extraordinary Items
Extraordinary Items (Income)
                                          --------------------------------------------------------------------------
Net Income                                       285,903       3.14%         222,078       2.39%  -63,825   -22.32%
Depreciation and Amortization
EBITDA                                           388,675       4.27%         374,363       4.03%  -14,312    -3.68%


-----------------------------------------------------------------------------------------------------------------------------
Grupo Casa Saba S.A. De C.V. and Subsidiaries
(Thousands of pesos as of June 2003)
BALANCE SHEET
                                                                  June 2003        June 2002    variation $
                                                                                            june 03- june 02
Total Assets                                                      6,125,579        5,882,238            243,341

Current Assets                                                    4,852,247        4,559,802            292,445
Cash and Cash Equivalents                                           267,051          205,061             61,990
Accounts Receivable                                               2,764,225        2,627,067            137,158
Other Accounts Receivable                                            80,753           95,323            -14,570
Inventories                                                       1,686,614        1,582,549            104,065
Other Current Assets                                                 53,604           49,802              3,802
Net Property, Plant and Equipment                                   965,100        1,012,166            -47,066
Property                                                          1,013,966        1,031,612            -17,646
Machinery and Equipment                                             321,786          301,936             19,850
Other Equipment                                                     378,215          368,770              9,445
Accumulated Depreciation                                            748,867          690,184             58,683
Construction in Progress                                                                  32                -32
Deferred Assets                                                     225,866          248,210            -22,344
Other Assets                                                         82,366           62,060             20,306

Total Liabilities                                                 2,931,343        2,906,166             25,177

Current Liabilities                                               2,438,726        2,392,454             46,272
Accounts Payable                                                  1,809,422        1,806,368              3,054
Bank Debt                                                           453,498          385,297             68,201
Accrued Taxes                                                        25,770           60,793            -35,023
Other Current Liabilities                                           150,036          139,996             10,040
Long-Term Liabilities                                                     0          255,992           -255,992
Bank Debt                                                                            255,992           -255,992
Deferred Liabilities                                                492,617          257,720            234,897
Other Liabilities

Shareholder's Equity                                              3,194,236        2,976,072            218,164

Majority Stockholder's Equity                                     3,194,236        2,976,072            218,164
Paid-in Capital                                                   1,654,162        1,654,247                -85
Capital Stock                                                       167,903          167,903                  0
Restatement in Capital Stock                                        764,547          794,141            -29,594
Premium on Stock Sold                                               721,712          692,203             29,509
Capital Increase (Decrease)                                       1,540,074        1,321,825            218,249
Equity Reserve                                                    2,035,184        1,463,405            571,779
Reserve for Shares Repurchase                                       881,458          845,243             36,215
Overage (deficit) on Restatement on Stockholder's Equity         -1,598,646       -1,272,727           -325,919
Net Income                                                          222,078          285,904            -63,826
----------------------------------------------------------------------------------------------------------------

Addendum to Second Quarter 2003 Financial and Operating Results of Grupo Casa Saba, S.A. de C.V.


EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income, net. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP, and therefore, do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.


                                               For the Three Month Period Ended June 30,
                                               -----------------------------------------
                                                          2002             2003
                                   --------------------------------------------------------------------
                                   (In thousands of constant Mexican pesos (Ps.) as of June 30, 2003)
                                   --------------------------------------------------------------------
Reconciliation  of  EBITDA  to
operating income

EBITDA                                                   Ps.  179,980      Ps.  154,737

Less:
Depreciation and amortization
expense                                                        25,635            22,349
                                   --------------------------------------------------------------------

Operating income                                         Ps.  154,345      Ps.  132,387
                                   ====================================================================

